

December 19, 2013

Via E-mail
Mr. Weiliang Liu
Chief Executive Officer
Ceetop Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District, Shenzhen China 518026

> **Re:** **Ceetop Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 8-K Filed September 20, 2013**
> **File No. 0-53307**

Dear Mr. Liu

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 5

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please consider stating this fact under a separate risk factor heading in future filings. Explain

that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Form 8-K filed September 20, 2013

2.   We note your acquisition of a 42.5% interest in Hangzhou Softview Information Technology Company Limited. Please amend your Form 8-K to include financial statements of Hangzhou Softview Information Technology Company Limited required by Rule 8-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant at (202) 551- 3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jeffrey M. Stein, JMS Law Group PLLC